Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc. on February 15, 2010.

Forward-looking statements

These communications contain forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional US-related information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

15 February 2010

OFFER

by

KRAFT FOODS INC.

for

CADBURY PLC

Compulsory acquisition of outstanding Cadbury Shares

Introduction

On 2 February 2010, Kraft Foods declared its recommended Final Offer wholly unconditional.

The Final Offer remains open until further notice. Kraft Foods will give at least 14 days’ notice if Kraft Foods decides to close the Final Offer.

Level of acceptances and compulsory acquisition

As at 1.00 p.m. (London time) on 12 February 2010, Kraft Foods had received valid acceptances of the Offer in respect of 1,254,238,458 Cadbury Shares (including those represented by Cadbury ADSs), representing approximately 90.76 per cent. of the existing issued share capital of Cadbury and approximately 90.76 per cent. of the voting rights of Cadbury.

Consequently, Kraft Foods is today commencing the procedure under Chapter 3 of Part 28 of the 2006 Act to acquire compulsorily all of the outstanding Cadbury Shares (including any Cadbury Shares represented by Cadbury ADSs) which it does not already hold or has not already acquired, contracted to acquire or in respect of which it has not already received valid acceptances.

Acceptance of the Offer

Cadbury Securityholders who have not yet accepted, and wish to accept, the Offer should take action to accept the Offer as soon as possible. Details of the procedure for doing so are set out in the Final Offer Documents (including, in the case of certificated Cadbury Shares and Cadbury ADSs, the Final Acceptance Forms). The Final Offer Documents are also available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods).

Further information

If you have questions in relation to the Offer and you are not a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Computershare Investor Services PLC on 0870 889 3144 (from within the UK), or on +44 870 889 3144 (from outside the UK).

If you have questions in relation to the Offer and you are a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Georgeson on +1 (212) 440 9800 (Banks and Brokers), +1 (800) 868 1391 (Toll Free in the United States) or +1 (212) 806 6859 (from outside the United States).

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

Enquiries

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Brunswick Group (public relations)

Richard Jacques		+44 20 7404 5959
Jonathan Glass		+44 20 7404 5959

Further information

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

Forward-looking statements

This announcement contains forward-looking statements regarding the Final Offer. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Final Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended Final Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended Final Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the offer or what action you should take, we recommend you seek your own personal financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other appropriately authorized independent financial advisor. You should read this letter in conjunction with the prospectus/offer to exchange relating to the recommended final offer dated January 29, 2010 (the “Final U.S. Offer Document”). Unless the context requires otherwise, words and expressions defined in the Final U.S. Offer Document have the same meaning in this letter.

If you have sold or otherwise transferred all your Cadbury ordinary shares, you should send this letter and the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of Cadbury ordinary shares, you should retain these documents and consult the stockholder, bank or other agent through whom the sale or transfer was effected.

If you are not a U.S. holder (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934 (as amended)) or a Canadian or Chinese resident who holds Cadbury ordinary shares, please disregard this letter and you should contact Georgeson Inc. at (800) 868 1391 from within the U.S. or (212) 806-6859 from outside the U.S.

If you have recently accepted the Offer and your acceptance is valid and complete in all respects, please ignore this letter and the enclosed notice.

To:	Cadbury shareholders in the U.S. and Canada who have not yet validly accepted the Offer made by Kraft Foods Inc.

February 15, 2010

Dear Sir or Madam,

Compulsory acquisition of Cadbury ordinary shares, including those represented by Cadbury ADSs

Kraft Foods Inc. (“Kraft Foods”) announced on February 2, 2010 that all conditions of its recommended final offer (the “Offer”) for the entire issued and to be issued share capital of Cadbury plc (“Cadbury”) had been satisfied or waived and that the Offer had become wholly unconditional. Kraft Foods has now received valid acceptances in respect of over 90% in value of the ordinary shares of 10p each of Cadbury, including those represented by Cadbury ADSs, to which the Offer relates and over 90% of the voting rights carried by those shares. Consequently Kraft Foods now intends to exercise the powers conferred by section 979 of the U.K. Companies Act 2006 (the “Act”) to compulsorily acquire, on the terms of the Offer, the remaining Cadbury ordinary shares, including those represented by Cadbury ADSs, which it does not already hold or has not already acquired, contracted to acquire or in respect of which it has not already received valid acceptances.

Enclosed with this letter is a statutory notice required pursuant to the compulsory acquisition provisions under section 979 of the Act.

We are sending you this letter either (a) because you appear not to have accepted the Offer for all the Cadbury ordinary shares registered in your name or (b) because your acceptance was invalid.

Pursuant to the provisions of section 979 of the Act, the Cadbury ordinary shares, including those represented by Cadbury ADSs, in respect of which the Offer has not been accepted (the “Outstanding Shares”) will be compulsorily acquired by Kraft Foods, on the terms referred to in the enclosed statutory notice and subject to the provisions of Chapter 3 of Part 28 of the Act, on or shortly after March 30, 2010 (being the date of expiration of six weeks from the date of the statutory notice) unless, before such date, the Offer is accepted in respect of such Outstanding Shares or application is made to the Court by a shareholder (see the enclosed statutory notice) and the Court sees fit, to order otherwise.

TO ACCEPT THE OFFER

You can still accept the Offer, which remains open for acceptance, rather than wait until Kraft Foods acquires the Outstanding Shares compulsorily. If you do so promptly, you should receive your consideration sooner than under the compulsory acquisition procedure.

If you accept the Offer you will be entitled to receive:

for each Cadbury ordinary share	500 pence in cash
and
0.1874 shares of Kraft Foods common stock

In addition, Kraft Foods is continuing to provide: (a) persons accepting the Offer with the mix and match facility; and (b) a facility under which holders of Cadbury ordinary shares in certificated form or uncertificated form (that is, in CREST) who accept the Offer may elect to receive all cash consideration to which they are entitled in U.S. dollars, if they do not wish to receive it in pounds sterling.

The procedure for acceptance of the Offer is set out on pages 47 to 54 of the Final U.S. Offer Document. For further details of the terms and conditions of the Offer please also refer to the Final U.S. Offer Document.

•

If you hold your Cadbury ordinary shares in certificated form. To accept the Offer, you must complete the enclosed Form of Acceptance in accordance with the instructions on it as soon as possible. The Form of Acceptance and your share certificate(s) and/or other evidence of title must be delivered to the Ordinary Share Exchange Agent at the address specified in the Form of Acceptance or on the back cover of the Final U.S. Offer Document.

•

If you hold your Cadbury ordinary shares in uncertificated form. To accept the Offer, you must take (or cause the taking of) the action set out on page 49 of the Final U.S. Offer Document to transfer the Cadbury ordinary shares in respect of which you wish to accept the Offer to the appropriate escrow balance(s), specifying the Ordinary Share Exchange Agent as the escrow agent as soon as possible. The input and settlement of a TTE Instruction will (subject to satisfying the requirements set out in Part B (Further Terms of the Offer) and Part D (Electronic Acceptance for Cadbury ordinary shares in uncertificated form) of Appendix A to the Final U.S. Offer Document) constitute an acceptance of the Offer in respect of the number of Cadbury ordinary shares so transferred to escrow. If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Only your CREST sponsor will be able to send the required TTE Instruction to Euroclear in relation to your Cadbury ordinary shares.

•

If you hold your Cadbury ordinary shares through one or more intermediaries, such as a stockbroker, custodian bank or clearing system. You should accept the Offer by following the instructions that your applicable intermediary has established to accept the Offer on your behalf. The custodian bank or stockbroker may set an earlier deadline for receiving instructions in order to permit the custodian bank or stockbroker to communicate acceptances to the Ordinary Share Exchange Agent in a timely manner. In order for your acceptance to be made before the date of compulsory acquisition referred to in this letter (which will be on or shortly after March 30, 2010), you may have to act prior to the announced deadline for acceptance.

IF YOU DO NOT ACCEPT THE OFFER

To the extent that the Offer has not been accepted in respect of Outstanding Shares by 12 noon (New York City time) on March 29, 2010 (or such earlier date as Kraft Foods may specify), such Outstanding Shares will be compulsorily acquired by Kraft Foods.

Even if you do not accept the Offer, under the compulsory acquisition provisions you may still make the following choices prior to 12 noon (New York City time) on March 29, 2010:

•	to receive cash and shares of Kraft Foods common stock in accordance with the basic terms of the Offer;

•	to elect to receive a greater proportion of consideration in shares of Kraft Foods common stock (and therefore a lower proportion of cash consideration) under the mix and match facility;

•	to elect to receive a greater proportion of consideration in cash (and therefore a lower proportion of consideration in shares of Kraft Foods common stock) under the mix and match facility; and/or

•	to elect to receive your cash consideration in U.S. dollars, rather than pounds sterling.

2

To make any such election(s) you will need to inform Kraft Foods in writing c/o Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH or c/o Computershare Trust Company, N.A., Attn: Corp Actions, P.O. Box 43011, Providence RI 02940-3011, to be received by no later than 12 noon (New York City time) on March 29, 2010, of your choice of consideration.

If you fail to make a choice of consideration by 12 noon (New York City time) on March 29, 2010 or if you take no action whatsoever, your Cadbury ordinary shares will be compulsorily acquired and you will be entitled to receive the consideration as stated above (i.e. 500p and 0.1874 shares of Kraft Foods common stock for each Cadbury ordinary share).

Whether you make a choice or not, the consideration due to you under the compulsory acquisition provisions is required (pursuant to section 981 of the Act) to be transferred to, and held on trust on your behalf by Cadbury and will be transferred to you only after you have applied in writing for such consideration to Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH and have provided satisfactory evidence to Computershare Investor Services PLC of your entitlement to receive such consideration. You will need to inform Computershare Investor Services PLC of where you wish to receive payment of the consideration due to you and provide to Computershare Investor Services PLC:

•

if your Cadbury ordinary shares are held in certificated form (that is, not in CREST), your Cadbury ordinary share certificate(s) and/or other document(s) of title or a suitable form of indemnity if you are unable to locate such certificate(s) or other document(s); or

•	if your Cadbury ordinary shares are held in uncertificated form (that is, in CREST), your participant ID and member account ID under which your Cadbury ordinary shares are held.

If you hold Cadbury ordinary shares through one or more intermediaries, such as a stock broker, custodian bank or clearing system, you should ask the relevant intermediary/intermediaries to apply for your consideration on your behalf and to tender the appropriate documentary evidence to Computershare Investor Services PLC.

GENERAL

You will not receive the consideration due to you unless EITHER:

(1)	you validly accept the Offer before 12 noon (New York City time) on March 29, 2010 (or such earlier date as Kraft Foods may specify) in accordance with the procedures set out on pages 47 to 54 of the Final U.S. Offer Document; OR

(2)	your Cadbury ordinary shares are compulsorily acquired (as set out in the enclosed statutory notice) and then (whether you indicate your choice of consideration or not) you make a written application to Computershare Investor Services PLC for such consideration to be paid to you and provide the information necessary to evidence your entitlement and identify your Cadbury ordinary shares.

This letter should be read in conjunction with the Final U.S. Offer Document and other Offer-related documents that have been sent to you. If you have mislaid any or all of those documents further copies may be obtained from Georgeson Inc. at the telephone numbers set out below.

Please contact Georgeson Inc. who may be called between 9:00 a.m. and 11:00 p.m. (New York City time) Monday to Friday (except U.S. public holidays) or between 10:00 a.m. and 4:00 p.m. on Saturdays at (800) 868-1391 (from within the U.S.) or (212) 806 6859 (from outside the U.S.) if you have any questions.

Yours faithfully

for and on behalf of Kraft Foods Inc.
Carol J. Ward
Vice President and Corporate Secretary

3

Notes:

1.	The directors of Kraft Foods Inc. accept responsibility for the information contained in this letter and to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Forward-looking statements. This letter contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the combination with Cadbury and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the U.S. Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this letter, except as required by applicable law or regulation.

3.	Additional U.S.-related information. This letter is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the Offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the offer, the contents of the Prospectus/Offer to Exchange (as defined below), the contents of this final Form of Acceptance, or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other appropriately authorized independent financial adviser.

This final Form of Acceptance should be read in conjunction with the prospectus/offer to exchange relating to the offer and forming a part of the Form S-4 filed by Kraft Foods with the Securities and Exchange Commission on January 29, 2010 (the “Prospectus/Offer to Exchange”). The Form S-4, including the Prospectus/Offer to Exchange is available on Kraft Foods’ website at www.transactioninfo.com/kraftfoods.

Unless the context requires otherwise, words and expressions defined in the Prospectus/Offer to Exchange have the same meanings in this final Form of Acceptance. Please read carefully the terms and conditions of the offer as set out in the Prospectus/Offer to Exchange, which are incorporated in, and form part of, this final Form of Acceptance.

If you have sold or otherwise transferred all of your Cadbury ordinary shares, you should send the Prospectus/Offer to Exchange (but not this personalized final Form of Acceptance) as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or the transferee. If you have sold or otherwise transferred only part of your holding of Cadbury ordinary shares, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

This final Form of Acceptance is personalized. If you have recently purchased Cadbury ordinary shares and you receive this final Form of Acceptance from the transferor of such shares, you should note that it cannot be used for the purpose of accepting the offer or making an election under the mix and match facility in respect of the Cadbury ordinary shares you have purchased. Please contact Georgeson Inc., the information agent, from within the U.S. at (800) 868-1391 or from outside the U.S. at (212) 806-6859 to obtain a replacement final Form of Acceptance.

This final Form of Acceptance should not be used to accept the offer from within a Restricted Jurisdiction. Accordingly, any final Forms of Acceptance received in an envelope postmarked in a Restricted Jurisdiction, or which otherwise appear to Kraft Foods or its agents to have been sent from, a Restricted Jurisdiction may render a purported acceptance of the offer invalid. If you are a Cadbury shareholder, who is not a U.S. holder or Canadian resident, or if you are a Cadbury ADS holder, you should not use this final Form of Acceptance and you should contact the information agent at (800) 868-1391 (from within the US) or + 1 (212) 806-6859 (from outside the US).

Final Form of Acceptance, Authority and Election

in respect of the

Recommended Final* Offer

by

Kraft Foods Inc.

for

Cadbury plc

*        The offer is final and will not be increased, except that Kraft Foods reserves the right to increase the offer if there is an announcement on or after the date hereof of an offer or a possible offer for Cadbury by a third party offeror or potential offeror.

•        Before completing this final Form of Acceptance, please read carefully the section of the Prospectus/Offer to Exchange entitled “The Offer—Procedures for Accepting the Offer” and Part B and Part C of Appendix A to the Prospectus/Offer to Exchange, the terms of which are incorporated into, and form a part of, this final Form of Acceptance.

•        If you wish to accept the offer in respect of the Cadbury ordinary shares you hold in certificated form, you must complete and sign this final Form of Acceptance in accordance with the instructions below and return it, together with your share certificate(s) and/or other documents of title, by post or by hand (during normal business hours) to Computershare Investor Services PLC, by mail, at Attn: Corp Actions, P.O. Box 43011, Providence, RI 02940-3011 or, by overnight delivery, at Attn: Corp Actions, Suite V, 250 Royall Street, Canton, MA 02021, as soon as possible and, in any event, so as to be received no later than 8:00 a.m. New York City time (1:00 p.m. London time) on February 2, 2010. A reply paid envelope for use in the United States only is enclosed for your convenience. No acknowledgement of receipt of documents will be given and documents will be sent at your own risk.

•        If you have already accepted the original offer by returning the white original Form of Acceptance (and have not withdrawn that acceptance), you will automatically be deemed to have accepted the terms of the offer made pursuant to the Prospectus/Offer to Exchange by virtue of your prior acceptance and need take no further action.

•        If you hold all of your Cadbury ordinary shares in uncertificated form (that is, in CREST) you should not complete this final Form of Acceptance. You may only accept the offer in respect of Cadbury ordinary shares in uncertificated form by Electronic Acceptance as set out in Part D of Appendix A to the Prospectus/Offer to Exchange.

•        If you hold Cadbury ordinary shares in both certificated and uncertificated form, you should complete a final Form of Acceptance in respect of your holding in certificated form and make an Electronic Acceptance in respect of your holding in uncertificated form. Similarly, you should make a separate Electronic Acceptance for Cadbury ordinary shares held in uncertificated form but under different member account IDs, and complete a separate final Form of Acceptance for Cadbury ordinary shares held in certificated form but under different designations.

•        If your Cadbury ordinary shares are in certificated form and your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete, sign and return this final Form of Acceptance as stated above, together with any share certificate(s) and/or other document(s) of title which you may have available, so as to be received by Computershare Investor Services PLC no later than 8:00 a.m. New York City time (1:00 p.m. London time) on February 2, 2010, and any share certificate(s) and/or other document(s) of title obtained subsequently or a letter of indemnity in a form provided by Cadbury’s registrars should be lodged with Computershare Investor Services PLC as soon as they become available thereafter. Please refer to Note 7 of this final Form of Acceptance.

Helpline

If you are in any doubt as to how to complete this final Form of Acceptance, or if you need additional copies, please call Georgeson Inc. between 9:00 a.m. and 11:00 p.m. (New York City time) Monday to Friday (except public holidays) or between 10:00 a.m. and 4:00 p.m. on Saturdays at (800) 868-1391 from within the U.S. or (212) 806-6859 from outside the U.S.

HOW TO COMPLETE THIS FORM

The terms and conditions of the offer as set out in the Prospectus/Offer to Exchange are incorporated into, and form part of, this final Form of Acceptance.

1	TO ACCEPT THE OFFER

To accept the offer, insert in Box 1 the total number of certificated Cadbury ordinary shares in respect of which you wish to accept the offer, or “ALL” if you wish to accept the offer in respect of your entire holding of certificated Cadbury ordinary shares. You must then sign Box 4A or Box 4B (as applicable), which will constitute your acceptance of the offer.

If no number, or a number greater than your total holding of certificated Cadbury ordinary shares is inserted in Box 1 and you have signed Box 4A or Box 4B (as applicable), you will be deemed to have accepted the offer in respect of your entire holding of certificated Cadbury ordinary shares. Please also insert your daytime telephone number for use in the event of a query. If appropriate, you should also complete Box 2, Box 3, Box 5 and/or Box 6.

2	TO MAKE AN ELECTION UNDER THE MIX AND MATCH FACILITY

You may elect to vary the proportions in which you receive Kraft Foods common stock and cash consideration on the basis set out in paragraph 6(e) of Part B of Appendix A to the Prospectus/ Offer to Exchange.

To elect for more shares of Kraft Foods common stock in respect of certificated Cadbury ordinary shares held by you, you should insert in Box 2A either “ALL” or the number of certificated Cadbury ordinary shares (must be a whole number) in respect of which you would like to receive all Kraft Foods common stock rather than the basic terms of the offer.

To elect for more cash in respect of certificated Cadbury ordinary shares held by you, you should insert in Box 2B either “ALL” or the number of certificated Cadbury ordinary shares (must be a whole number) in respect of which you would like to receive all cash rather than the basic terms of the offer.

You should only enter a number in EITHER Box 2A or Box 2B but NOT both. If you elect for both additional cash and additional Kraft Foods common stock, both purported elections shall be deemed to be invalid.

If valid elections cannot be satisfied in full by off-setting elections made by other Cadbury shareholders, they will be scaled down on a pro rata basis and the balance of the consideration will be satisfied in accordance with the basic terms of the offer as set out in paragraph 6(d) of Part B of Appendix A to the Prospectus/ Offer to Exchange.

If for any reason your election for more cash or more Kraft Foods common stock under the mix and match facility is invalid, you will receive your entitlement under the basic terms of the offer as if you had not made any election under the mix and match facility.

3	TO MAKE A U.S. DOLLAR ELECTION

If, but only if, you want to receive all of your cash consideration in U.S. dollars instead of pounds sterling, you must put “YES” in Box 3. You may not elect to receive payment of the cash consideration in a mixture of U.S. dollars and pounds sterling. If you put “YES”

in Box 3 you will receive all of your cash

consideration (including any additional cash to which you may become entitled under the mix and match facility) in U.S. dollars. Details of the basis of payment in U.S. dollars is set out in paragraph 9 of Part B of Appendix A to the Prospectus/Offer to Exchange. Please note that any fluctuation in the U.S. dollar/ pound sterling exchange rate will be at your risk.

4	SIGNATURE(S)

If you are an individual, you must sign Box 4A in the presence of a witness who must also sign Box 4A where indicated. In the case of a joint holding, you must arrange for all other joint holders to do likewise. The witness must be over 18 years of age and must not be one of the joint holders. The same witness may witness the signatures of all of the joint holders.

If this final Form of Acceptance is signed under a power of attorney, the executed power of attorney (or a certified copy) must be lodged together with this Form. Please refer to Note 5 of this final Form of Acceptance.

If you are a company, you must execute Box 4B. A company may either execute under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations, or if applicable in accordance with section 44(2) of the 2006 Act. A body corporate incorporated outside Great Britain should execute this final Form of Acceptance in accordance with the laws of the territory in which the body corporate is incorporated or otherwise in accordance with the provisions of the Overseas Companies (Execution of Documents and Registration of Charges) Regulations 2009 of the United Kingdom.

If you sign Box 4A or 4B without putting “NO” in Box 5, you are deemed to have represented and warranted in the terms of paragraph (b) of Part C of Appendix A to the Prospectus/Offer to Exchange.

Please remember to enclose your share certificate(s) and/or other document(s) of title (if available) when returning this final Form of Acceptance.

5	RESTRICTED JURISDICTIONS
	If you are unable to give the representations and warranties set out in paragraph (b) of Part C of Appendix A to the Prospectus/Offer to Exchange, you must put “NO” in Box 5. If you put NO	in Box 5, then unless Kraft Foods exercises the right to treat your acceptance as valid, you will be deemed not to have validly accepted the offer. If you do not put NO in	Box 5, you will be deemed to have given such representations and warranties.

6	CHANGE OF ADDRESS / ALTERNATIVE ADDRESS
If you wish to notify Computershare Investor Services PLC of a change of address, complete Box 6A in BLOCK CAPITALS with your new address, or if you wish the consideration to be sent to someone other than the sole or first- named registered holder at the address set out at the top of page 3, complete Box 6B in BLOCK CAPITALS with the name and address of the person or agent (e.g., your bank or stock broker) to whom you wish the consideration to be sent (the address must not be in a Restricted Jurisdiction).

Box 6B must be completed by shareholders with registered addresses in a Restricted Jurisdiction, by inserting an address which is not in a Restricted Jurisdiction. It is the responsibility of any overseas shareholder to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the offer.

E797

PLEASE COMPLETE IN BLOCK CAPITALS AS EXPLAINED ON PAGES 2 AND 4

+	+

1	TO ACCEPT THE OFFER	Box 1
Insert in Box 1 the total number of certificated Cadbury ordinary shares in respect of which you wish to accept the offer, or “ALL” if you wish to accept in respect of your entire holding of certificated Cadbury ordinary shares.
Registered Shareholder Details

This is the number of certificated Cadbury ordinary shares held by you as of February 12, 2010

Please insert your day time telephone number, for use in the event of a query.

2	TO ELECT FOR MORE SHARES OF KRAFT FOODS COMMON STOCK UNDER THE MIX AND MATCH FACILITY	Box 2A
Insert in Box 2A the number of certificated Cadbury ordinary shares (whole numbers only) for which you wish to elect to receive shares of Kraft Foods common stock instead of cash or “ALL” if you wish to elect to receive shares of Kraft Foods common stock in respect of your entire holding of certificated Cadbury ordinary shares.

	TO ELECT FOR MORE CASH UNDER THE MIX AND MATCH FACILITY	Box 2B

Insert in Box 2B the number of certificated Cadbury ordinary shares (whole numbers only) for which you wish to elect to receive cash instead of shares of Kraft Foods common stock or “ALL” if you wish to elect to receive cash in respect of your entire holding of certificated Cadbury ordinary shares.

Note: Please fill in either Box 2A or Box 2B but not both.

3	TO MAKE A US DOLLAR ELECTION	Box 3
Please put “YES” in Box 3 to receive all of your cash consideration in U.S. dollars instead of pounds sterling in accordance with paragraph 9 of Part B of Appendix A to the Prospectus/Offer to Exchange. This will include any additional cash consideration to which you may be entitled under the mix and match facility.

	You may only make a U.S. dollar election in respect of all (but not some) of the certificated Cadbury ordinary shares to which this acceptance relates.	Only put “YES” in the above box if you wish to receive all your cash consideration in U.S. dollars

+	+

PLEASE COMPLETE IN BLOCK CAPITALS AS EXPLAINED ON PAGES 2 AND 4

+	+

4	SIGNATURE(S) By individual(s), signed and delivered as a deed by:			Box 4A

	Holder One Signature	Date	Signature of Witness	Name of Witness

	Holder Two Signature	Date	Signature of Witness	Name of Witness

	Holder Three Signature	Date	Signature of Witness	Name of Witness

	Holder Four Signature	Date	Signature of Witness	Name of Witness

Note: All Cadbury shareholders who are individuals should sign and date this final Form of Acceptance in the presence of a witness who should also sign above in accordance with the instructions set out on Page 2 opposite. The witness must be over 18 years of age and must not be one of the joint holders.

} PLEASE REMEMBER TO ENCLOSE YOUR SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENT(S) OF TITLE (IF AVAILABLE)

	By a company, executed and delivered as a deed by:			Box 4B

Name of Company

Name of Director	Signature	Date	Affix company seal here

Name of Director/Secretary	Signature	Date

Name of Witness	Signature	Date

} PLEASE REMEMBER TO ENCLOSE YOUR SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENT(S) OF TITLE (IF AVAILABLE)

5	RESTRICTED JURISDICTIONS	Box 5
Only complete this Box 5 by inserting “NO” if you are UNABLE to give the representations and warranties set out in paragraph (b) of Part C of Appendix A to the Prospectus/Offer to Exchange.

6	CHANGE OF ADDRESS / ALTERNATIVE ADDRESS

If you are advising of a change of address, please complete your details in Box 6A below.

If you would like the consideration to be sent to an alternative address to that shown at the top of this page, please complete details under Box 6B below.

Box 6A - CHANGE OF ADDRESS	Box 6B - ALTERNATIVE ADDRESS
New/correct address (to be written in BLOCK CAPITALS)	Address to which consideration should be sent, if not as set out at the top of this page (to be written in BLOCK CAPITALS)
Name	Name

Address	Address

Postcode	Postcode

+	+

FURTHER NOTES REGARDING THE COMPLETION AND LODGING OF THIS FINAL FORM OF ACCEPTANCE

The consideration to which you may become entitled under the offer cannot be sent to you unless all relevant documents (including your share certificate(s) and/or other document(s) of title (if available)) are properly completed, executed and returned to Computershare Investor Services PLC, by mail, at Attn: Corp Actions, P.O. Box 43011, Providence, RI 02940-3011 or, by overnight delivery, at Attn: Corp Actions, Suite V, 250 Royall Street, Canton, MA 02021, as soon as possible and in any event so as to be received no later than 8:00 a.m. New York City time (1:00 p.m. London time) on February 2, 2010.

In order to avoid delay and inconvenience to yourself, the following may be of assistance to you:

1.	If a registered Cadbury shareholder is away from home (e.g. abroad or on holiday)

Send this final Form of Acceptance and the Prospectus/Offer to Exchange by the quickest means (e.g. by air mail) to the Cadbury shareholder for execution (but not into a Restricted Jurisdiction), or if he or she has executed a power of attorney, have this final Form of Acceptance signed by the attorney, in accordance with Note 5 below.

2.	If the sole registered Cadbury shareholder is deceased

If probate or letters of administration has/have been registered with Cadbury or Cadbury’s registrars this final Form of Acceptance must be signed by the personal representative(s) of the deceased and returned to Ordinary Share Exchange Agent. If probate or letters of administration has/have not been registered with Cadbury or Cadbury’s registrars, the personal representative(s) (or prospective personal representative(s)) should sign this final Form of Acceptance and forward it to Ordinary Share Exchange Agent together with the original death certificate (or a notarised copy), the relevant original probate or letters of administration (or a notarized copy) and evidence of the authority to sign of the personal representative(s). The death certificate and relevant probate or letters of administration (as applicable) will be noted and returned.

3.	If one of the registered Cadbury shareholders in a joint account is deceased

The surviving registered Cadbury shareholder(s) should complete this final Form of Acceptance and return it to Ordinary Share Exchange Agent accompanied by the original death certificate (or a notarized copy), or the relevant original probate or letters of administration (or a notarized copy) of the deceased Cadbury shareholder. The death certificate or the relevant probate letters of administration (as applicable) will be noted and returned.

4.	If you have sold or wish to sell part of your holding of Cadbury ordinary shares

If you have sold or otherwise transferred all of your Cadbury ordinary shares, you should send the Prospectus/Offer to Exchange (but not this personalised final Form of Acceptance) as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or the transferee (but not into a Restricted Jurisdiction). If you wish to sell part of your holding of Cadbury and also wish to accept the offer in respect of the balance but are unable to obtain the balance certificate by 8:00 a.m. New York City time (1:00 p.m. London time) on February 2, 2010, you should ensure that the stockbroker, bank or other agent through whom you make the sale obtains the appropriate endorsement or indication, signed on behalf of Cadbury, in respect of the balance of your holding of Cadbury ordinary shares.

5.	If this final Form of Acceptance is signed under a power of attorney

The completed final Form of Acceptance should be returned to Ordinary Share Exchange Agent accompanied by the original power of attorney (or a copy certified in accordance with the U.K. Powers of Attorney Act 1971). The power of attorney will be noted and returned.

6.	If your Cadbury ordinary shares are in certificated form and the certificate(s) are held by your stockbroker, bank or other agent

If the share certificate(s) and/or other document(s) of title is/are readily obtainable, deliver this completed final Form of Acceptance to your stockbroker, bank or other agent for lodging with Ordinary Share Exchange Agent no later than 8:00 a.m. New York City time (1:00 p.m. London time) on February 2, 2010 accompanied by the share certificate(s), or other document(s) of title.

If the share certificate(s) and/or other document(s) of title is/are not readily obtainable, send the completed final Form Acceptance to Ordinary Share Exchange Agent with a note stating, for example, “share certificate(s) to follow” and arrange for the share certificate(s) and/or other document(s) of title to be forwarded to Ordinary Share Exchange Agent as soon as possible thereafter.

It is helpful for your stockbroker, bank or other agent to be informed of the full terms of the offer (unless he is in a Restricted Jurisdiction).

7.	If your share certificate(s) and/or other document(s) of title have been lost

Complete and lodge this final Form of Acceptance no later than 8:00 a.m. New York City time (1:00 p.m. London time) on February 2, 2010, together with any share certificate(s), or other document(s) of title you may have available, with the Computershare Investor Services PLC accompanied by a letter stating that you have lost one or more of your share certificate(s) or other document(s) of title. In the case of share certificate(s), you should write as soon as possible to Cadbury’s registrars to obtain a letter of indemnity which, when completed in accordance with the instructions given, should be returned to Ordinary Share Exchange Agent.

8.	If your full name or other particulars differ from those appearing on your share certificate(s), certificate of beneficial ownership and/or other document(s) of title,

(a)	For example: name on the certificate:	Rob Crothers

	correct name:	Rob Carruthers

complete this form with the correct name and return to Ordinary Share Exchange Agent, accompanied by a letter from your stockbroker, bank or solicitor confirming that the person described on the certificate(s) and the person who signed this final Form of Acceptance is one and the same.

(b)	Incorrect address on the certificate(s): complete Box 6A with the correct address.

(c)	Change of name: If you have changed your name, lodge with Ordinary Share Exchange Agent your marriage certificate or the deed poll with this final Form of Acceptance for noting.

9.	If you wish to withdraw your acceptance or amend your election made under the mix and match facility

You may withdraw your acceptance after having completed and returned a final Form of Acceptance by written notice given by post or by hand only (during normal business hours) to Computershare Investor Services PLC, by mail, at Attn: Corp Actions, P.O. Box 43011, Providence, RI 02940-3011 or, by overnight delivery, at Attn: Corp Actions, Suite V, 250 Royall Street, Canton, MA 02021 at any time during the initial offer period, and in certain other circumstances described in paragraph 4 of Part B of Appendix A of the Prospectus/Offer to Exchange.

An election under the mix and match facility and/or an election to receive cash consideration in U.S. dollars may not be changed after the time that it is first made, except acceptances including such elections may be withdrawn in accordance with the procedures set out in paragraph 4 of Part B of Appendix A to the Prospectus/Offer to Exchange.

10.	Validity of acceptance of the offer

Subject to the provisions of the U.K. Takeover Code and the U.S. tender offer rules, Kraft Foods reserves the right to treat as valid in whole or in part any acceptance of the offer which is not entirely in order or in correct form or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title.

11.	28% U.S. backup withholding

In order to avoid backup withholding of U.S. Federal income tax, a holder of Cadbury ordinary shares must provide the Ordinary Share Exchange Agent with his or her correct Taxpayer Identification Number (“TIN”) on Substitute Form W-9 on this Form of Acceptance and certify, under penalties of perjury, that such number is correct and that he or she is not subject to backup withholding. A holder’s TIN is either its Social Security Number or its Employer Identification Number. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance. If the correct TIN is not provided, a $50 penalty may be imposed by the Internal Revenue Service (“IRS”) and cash payments made with respect to the Offer may be subject to backup withholding at a rate of 28%.

Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of such tax withheld. If backup withholding results in an overpayment of taxes, a refund may be applied for from the IRS.

The TIN that is to be provided on Substitute Form W-9 is that of the registered holder(s) of the Cadbury ordinary shares or of the last transferee appearing on the transfer attached to, or endorsed on, the Cadbury ordinary shares. The TIN for an individual is his or her Social Security Number. Each tendering holder of Cadbury ordinary shares generally is required to notify the Ordinary Share Exchange Agent of his or her correct TIN by completing Substitute Form W-9 contained herein, certifying that the TIN provided on Substitute Form W-9 is correct (or that such holder is awaiting a TIN), and that (1) such holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends or (2) the IRS has notified such holder that such holder is no longer subject to backup withholding (see Part 2 of Substitute Form W-9). Notwithstanding that the “TIN Applied For” box is checked (and the Certification is completed), the Ordinary Share Exchange Agent will withhold 28% on any cash payment of the purchase price for the tendered Cadbury ordinary shares made prior to the time it is provided with a properly certified TIN.

Exempt persons (including, among others, corporations) are not subject to backup withholding and should so certify on Substitute Form W-9 by checking the appropriate box. A foreign individual or foreign entity may qualify as an exempt person by submitting a statement (on the applicable Form W-8), signed under penalties of perjury, certifying such person’s foreign status. Forms W-8 can be obtained from the Information Agent. A holder of Cadbury ordinary shares should consult his or her tax advisor as to his or her qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

For additional guidance, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

YOU ARE URGED TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER. Final Forms of Acceptance should be returned as soon as possible and in any event so as to be received by Computershare Investor Services PLC, by mail, at Attn: Corp Actions, P.O. Box 43011, Providence, RI 02940-3011 or, by overnight delivery, at Attn: Corp Actions, Suite V, 250 Royall Street, Canton, MA 02021, no later than 8:00 a.m. New York City time (1:00 p.m. London time) on February 2, 2010.

Printed by RR Donnelley

COMPANIES FORM NO. 980(1)

980(1)

Notice to Non-Assenting Shareholders

Pursuant to section 980(1) of the Companies Act 2006

To:

A takeover offer (the “Offer”) was made on 4 December 2009 by Kraft Foods Inc. (the “Offeror”), which was revised on 19 January 2010, for all the issued and to be issued ordinary shares of 10p each in the share capital of Cadbury plc (the “Company”).

The Offeror has, within the relevant time period specified in section 980(2) of the Companies Act 2006 (the “Act”), satisfied the conditions in subsection (2) of section 979 of that Act. The Offeror gives notice that it now intends to exercise its right under section 979 of the Act to acquire shares held by you in the Company.

The terms of the Offer are set out in the offer document dated 4 December 2009 and the final offer document dated 19 January 2010 (each sent to all holders of ordinary shares of 10p each of the Company (the “Cadbury Shares”) other than US holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934 (as amended)) and shareholders resident in Canada and holders of American Depositary Shares representing Cadbury Shares, wherever located) and the prospectus/offer to exchange dated 29 January 2010 (directed to US holders and shareholders resident in Canada and holders of American Depositary Shares representing Cadbury Shares, wherever located). The terms of the Offer provide for the Cadbury Shares to be acquired on the following basis:

for each Cadbury Share	500p in cash
and
0.1874 New Kraft Foods Shares

for each Cadbury ADS	2,000p in cash
and
0.7496 New Kraft Foods Shares

Fractions of New Kraft Foods Shares will not be allotted or issued but will be aggregated and sold in the market and the cash proceeds of sale net of expenses will be distributed pro rata instead.

Under the terms of the Offer, the Offeror has provided: (a) a mix and match facility under which shareholders may elect (subject to off-setting elections) to vary the proportions in which they receive New Kraft Foods Shares and cash consideration; and (b) a facility under which shareholders may elect to receive all cash consideration to which they are entitled in US dollars, if they do not wish to receive it in pounds sterling.

Satisfaction of elections under the mix and match facility will be effected on the basis of £15.94 in cash (being the closing share price of a Kraft Foods Share in pounds sterling on 1 December 2009 converted to pounds sterling at an exchange rate of US$1.6627 to £1.00) for each New Kraft Foods Share (and vice versa). To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis.

As the terms include a choice of consideration, you should within 6 weeks of the date of this notice inform the Offeror in writing c/o Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH or c/o Computershare Trust Company, N.A., Attn: Corp Actions, P.O. Box 43011, Providence RI 02940-3011 which of the choices you wish to accept.

If you fail to make a choice and do not make application to the court (see below) the Offeror will acquire your Cadbury Shares on the following terms:

for each Cadbury Share	500p in cash
and
0.1874 New Kraft Foods Shares

for each Cadbury ADS	2,000p in cash
and
0.7496 New Kraft Foods Shares

Subject to applicable regulatory requirements, the Offeror reserves the right to arrange for the sale or allotment of New Kraft Foods Shares to which overseas shareholders would otherwise be entitled pursuant to the compulsory acquisition but for the fact that they are residents of Restricted Jurisdictions and to remit the cash proceeds of such sale or allotment, net of expenses to such shareholders instead.

NOTE: You are entitled under section 986 of the Act to make application to the court within six weeks of the date of this notice for an order either that the Offeror shall not be entitled and bound to acquire your shares or that different terms to those of the Offer shall apply to the acquisition. If you are contemplating such action you may wish to seek legal advice.

Signed:	Dated: 15 February 2010
Carol J. Ward,
Vice President and Corporate Secretary For and on behalf of Kraft Foods Inc.

Printed by RR Donnelley, 26711